Exhibit 99.4

SRK Consulting (Canada) Inc. 1300 – 151 Yonge Street Toronto, Ontario, Canada M5C 2W7 T: +1.416.601.1445 F: +1.416.601.9046 toronto@srk.com www.srk.com

Project number: 3CN024.002

Toronto, May 26, 2016

To:

Securities Regulatory Authorities

B. C. Securities Commission (BCSC)

Alberta Securities Commission (ABC)

Ontario Securities Commission (OSC)

L’Autorité des marchés financiers (AMF)

Toronto Stock Exchange (TSX)

CONSENT of AUTHOR

I, Lars Weiershäuser, do hereby consent to the public filing of the amended technical report titled “Independent Technical Report for the Maniitsoq Nickel-Copper-PGM Project, Greenland”, dated May 26, 2016 with an effective date of March 24, 2016 (the “Amended Technical Report”), and any extracts from or a summary of the Technical Report under the National Instrument 43-101 disclosure of North American Nickel Inc. (the “Company”) and to the filing of the Amended Technical Report with any securities regulatory authorities and on SEDAR.

I also consent to the use of any extracts from or a summary of the Amended Technical Report in the news release of the Company dated March 30, 2016 (the “Written Disclosure”). I certify that I have read the Written Disclosure and that it fairly and accurately represents the information in the sections of the Amended Technical Report for which I am responsible.

Dated this 26th day of May, 2016.

[“signed and sealed”]
Lars Weiershäuser, PhD, PGeo
Senior Consultant (Resource Geology)

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